

Mail Stop 3233

July 20, 2016

<u>Via E-mail</u>
Robert A. Milligan
Chief Financial Officer
Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
16435 N. Scottsdale Road, Suite 320,
Scottsdale, Arizona 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Healthcare Trust of America Holdings, LP**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-35568**
> **File No. 333-190916**

Dear Mr. Milligan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities